THE KENAN ADVANTAGE GROUP, INC.

4895 Dressler Road, N.W.

Canton, Ohio 44718

February 1, 2006

VIA EDGAR TRANSMISSION

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               The Kenan Advantage Group, Inc.

Registration Statement of Form S-1, No. 333-117745

Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, The Kenan Advantage Group, Inc. (the “Company”) hereby applies for withdrawal of the registration statement on Form S-1 and all exhibits thereto filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2004 (File No. 333-117745) (the “Registration Statement”).

The Company has determined to request withdrawal because the Company was recently acquired by a new ownership group which has determined that the sale of the securities covered by the Registration Statement at this time would not be in the best interests of the stockholders of the Company.  None of the securities covered by the Registration Statement have been sold in connection with the offering.

The Company further requests (a) that the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and (b) that an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the registrant, the Commission consenting thereto.”

In order for us to confirm the granting of such order, please fax a copy of such order to Roy Goldman, Esq., of Fulbright & Jaworski L.L.P., counsel to the Company, at (212) 318-3400.  If you have any questions regarding this application for withdrawal, please contact Roy Goldman, Esq. at (212) 318-3219 or Manny Rivera, Esq. at (212) 318-3296.

Very truly yours,

THE KENAN ADVANTAGE GROUP, INC.

By:	/s/ Dennis A. Nash
Dennis A. Nash
President & Chief Executive Officer